Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-6(b) under the

Securities Exchange Act of 1934, as amended

Filer: Baker Hughes Incorporated

Subject Company: Baker Hughes Incorporated

Commission File No.: 001-09397

The following infographic was made available to the general public by Baker Hughes Incorporated and General Electric Company:

A LOOK INSIDE:

BAKER HUGHES, A GE COMPANY

Creating Fullstream Capability Across the Oil & Gas Value Chain

THE MANAGEMENT TEAM

Combining skills and expertise from GE Oil & Gas and Baker Hughes to form an industry-leading team driving global impact

LORENZO SIMONELLI

President & CEO

•    Industry veteran and thought leader with extensive global and financial experience

•	As President & CEO of GE Oil & Gas, transformed business strategy and structure to help GE’s customers navigate industry downturn

•    Previously President & CEO of GE Transportation, where he expanded and diversified the division to a global transportation equipment and solutions provider

•	Also served as CFO Americas for GE Consumer & Industrial, as well as General Manager, Product Management for GE Appliances, Lighting, Electrical Distribution and Motors

BELGACEM CHARIAG

Chief Global Operations Officer

•	Industry veteran with wide range of oil and gas related operations experience
•	As President, Global Operations for Baker Hughes, responsible for driving world-class operational performance and recognized for delivering strong operating profits
•	Previously served as Baker Hughes’ VP and Chief Integration Officer and as President, Global Products and Services

BRIAN WORRELL

Chief Financial Officer

•	25 years of experience as a financial executive

in GE

•	As CFO of GE Oil & Gas, leads finance function

and global teams

•	Previously served as GE’s VP, Corporate Financial Planning and Analysis and GE’s VP, Corporate Audit Staff, where he led team responsible for ensuring company best practices

WILL MARSH

Chief Legal Officer

•	Accomplished executive that has served in various legal and corporate roles
•	Serving as the VP and General Counsel of Baker Hughes since February 2013 and held various executive legal and corporate roles within Baker Hughes from 1998-2013
•	Previously a Partner at Ballard Spahr LLP, representing clients in corporate, finance and securities laws

MARIA CLAUDIA BORRAS

President & CEO, Oilfield Services

•	25-year oil and gas-sector veteran, 20 of which

were spent with Baker Hughes

•	As Chief Commercial Officer of GE Oil & Gas, manages a team of employees globally in Sales, Commercial, Key Accounts and Marketing
•	Broad experience in Operations, organizational transformation, process improvement and executing growth strategies

DEREK MATHIESON

Chief Marketing and Technology Offi

•	Strong technical background with 25 years experience spanning academia, exploration and production and the oilfield service industry
•	As Baker Hughes’ Chief Commercial Officer, responsible for leading commercial growth strategy, including developing alternate sales channels for products and technology
•	Oil and gas career also includes roles at Shell Exploration & Production and Wood Group in the U.K.

HARRY ELSINGA

Chief Human Resources Officer

•	20 years of experience with GE in a variety of HR and leadership positions
•	As VP, HR for GE Oil & Gas, supports 35,000 globally located employees in more than 120 countries

•    Previously served as Senior HR Manager for GE’s Global Growth & Operations organization and managed executive development in GE Corporate

NEIL SAUNDERS

President & CEO, Oilfield Equipment

•	Over 25 years of experience in upstream oil and gas industry
•	As GE Oil & Gas’ President & CEO, Subsea Systems & Drilling, responsible for all product lines, systems and global operations at division and also served on GE Product Management Council
•	Previously served as global leader for GE Oil & Gas’ Subsea Production Systems and Global Services business

JODY MARKOPOULOS

Chief Engineering and Supply Chain Officer

•	Seasoned executive with deep leadership experience in supply chain and business operations working in 4 different segments over 24 years with GE
•	As VP Operations at GE Oil & Gas, leads a global supply chain strategy through successfully leveraging across GE capabilities, and implementing new digital and advanced manufacturing technologies to deliver competitive products and solutions to customers
•	Previously was President & CEO of GE Intelligent Platforms a 1B automation and software business

NICOLA JANNIS

Chief Business Development Officer

•	Over 20 years of experience in strategy, mergers and acquisitions (M&A) and finance of which 10+ years in Oil & Gas.

•    As Head of Business Development at GE Oil

& Gas leads corporate portfolio strategy, deal origination and execution and acquisition integration planning

•	Previously worked at ABB Asea Brown Boveri and Philips Electronics in corporate development and finance positions

ROD CHRISTIE

President & CEO, Turbomachinery & Process Solutions

•	Has over 30 years of experience in the Power & Energy industries, of which 18 years have been with GE
•	Leads GE Oil & Gas’ Turbomachinery & Process Solutions business unit, one of industry’s most extensive rotating equipment product and service portfolios operating in 57 countries
•	Prior to joining GE, spent 14 years with Scottish

& Southern Energy in a wide range of engineering, project development and management roles

JENNIFER HARTSOCK

Chief Information Officer

•	Over 20 years of IT leadership experience including prior to GE CIO roles in Cameron International and Caterpillar
•	As CIO of GE Oil & Gas, leads the global IT team

to deliver simplification and innovative solutions

•	Drives GE Oil & Gas’s Digital Thread powered by the Predix platform to enhance business productivity and accelerate customer outcomes

JACK HINTON

Chief Health, Safety and Environment (HSE) Officer

•	Industry veteran with 38 years of experience
•	Serves as VP HSE at Baker Hughes and is known across industry for his insights into strategic directions that yield efficiency, effectiveness and step-change
•	Previously spent 26 years at Texaco serving in various leadership roles

MATTHIAS HEILMANN

President & CEO, Digital Solutions

•	Over 20 years of industry expertise in

technology, software, operations and finance

•	Leads GE Oil & Gas’ Digital Solutions business that is focused on sensing, inspection and controls technology solutions for oil and gas and industrial customers
•	Oversees entire portfolio of digital capabilities from development to commercialization for solutions powered by Predix — GE’s cloud platform for the Industrial Internet — driving asset and operations optimization for the oil and gas industry

UWEM UKPONG

Chief Integration Officer

•	Industry veteran with oil industry experience spanning four continents
•	Leads overall integration planning for GE Oil & Gas and previously responsible for all product lines, systems and global operations of the GE Oil & Gas Surface business unit

•    Previously held several senior executive roles at

Schlumberger during 22-year tenure

UPON CLOSE, BAKER HUGHES,

A GE COMPANY WILL

HAVE A MANAGEMENT TEAM COMMITTED TO INVENTING SMARTER WAYS TO BRING ENERGY TO THE WORLD

LOCAL CAPABILITY INSIDE A GLOBAL FOOTPRINT TO BEST SERVE CUSTOMERS

North

America

Europe &

North Sea

Russia

CIS

MENAT

Asia

Pacific

LatAm

SSA

HOUSTON, TX & LONDON, UK

Headquarters

120+

Countries

~70,000

Employees worldwide

Product Company Global Operations Functions

Additional Information and Where to Find It

In connection with the proposed transaction between GE and Baker Hughes, the new NYSE listed corporation (Bear Newco, Inc. or “Newco”) has filed with the SEC a registration statement on Form S-4, including Amendments No. 1 and 2 thereto. The registration statement was declared effective by the SEC on May 30, 2017. Newco and Baker Hughes have also filed with the SEC a definitive combined proxy statement/prospectus (the “Combined Proxy Statement/Prospectus”) and Baker Hughes has mailed the Combined Proxy Statement/Prospectus to its stockholders and has filed other documents regarding the proposed transaction with the SEC. This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other documents Baker Hughes and/or Newco may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE COMBINED PROXY STATEMENT/PROSPECTUS, ANY AMENDMENTS OR SUPPLEMENTS TO THE COMBINED PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED BY BAKER HUGHES OR NEWCO WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders are able to obtain free copies of the Combined Proxy Statement/Prospectus and other documents filed with the SEC by Baker Hughes and/or Newco through the website maintained by the SEC at www.sec.gov. Investors and security holders will also be able to obtain free copies of the documents filed by Newco and/or Baker Hughes with the SEC on Baker Hughes’ website at http://www.bakerhughes.com or by contacting Baker Hughes Investor Relations at alondra.oteyza@bakerhughes.com or by calling +1-713-439-8822.

No Offer or Solicitation

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in the Solicitation

GE, Baker Hughes, Newco, their respective directors, executive officers and other members of its management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the Combined Proxy Statement/Prospectus and other relevant materials filed with the SEC. Information regarding the directors and executive officers of GE is contained in GE’s proxy statement for its 2017 annual meeting of stockholders, filed with the SEC on March 8, 2017, its Annual Report on Form 10-K for the year ended December 31, 2016, which was filed with the SEC on February 24, 2017, its Quarterly Report on Form 10-Q for the quarter ended March 31, 2017, which was filed with the SEC on May 5, 2017 and certain of its Current Reports filed on Form 8-K. Information regarding the directors and executive officers of Baker Hughes is contained in Baker Hughes’ proxy statement for its 2017 annual meeting of stockholders, filed with the SEC on March 9, 2017, its Annual Report on Form 10-K for the year ended December 31, 2016, which was filed with the SEC on February 8, 2017, its Quarterly Report on Form 10-Q for the quarter ended March 31, 2017, which was filed with the SEC on April 28, 2017 and certain of its Current Reports filed on Form 8-K. These documents can be obtained free of charge from the sources indicated above.

Caution Concerning Forward-Looking Statements

This communication contains “forward-looking” statements as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transaction between GE and Baker Hughes.  All statements, other than historical facts, including statements regarding the expected timing and structure of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction such as improved operations, enhanced revenues and cash flow, synergies, growth potential, market profile, customers’ business plans and financial strength; the competitive ability and position of the combined company following completion of the proposed transaction, including the projected impact on GE’s earnings per share; oil and natural gas market conditions; costs and availability of resources; legal, economic and regulatory conditions; and any assumptions underlying any of the foregoing, are forward-looking statements.  Forward-looking statements concern future circumstances and results and other statements that are not historical facts and are sometimes identified by the words “may,” “will,” “should,” “potential,” “intend,” “expect,” “endeavor,” “seek,” “anticipate,” “estimate,” “overestimate,” “underestimate,” “believe,” “could,” “project,” “predict,” “continue,” “target” or other similar words or expressions.  Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions.  Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements.  The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved.  Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the stockholders of Baker Hughes may not be obtained; (2) the risk that the proposed transaction may not be completed in the time frame expected by GE or Baker Hughes, or at all; (3) unexpected costs, charges or expenses resulting from the proposed transaction; (4) uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; (5) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the businesses of GE, Baker Hughes and Newco; (6) the ability of the combined company to implement its business strategy; (7) difficulties and delays in achieving revenue and cost synergies of the combined company; (8) inability to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the proposed transaction; (10) the risk that stockholder litigation in connection with the proposed transaction or other settlements or investigations may affect the timing or occurrence of the contemplated merger or result in significant costs of defense, indemnification and liability; (11) evolving legal, regulatory and tax regimes; (12) changes in general economic and/or industry specific conditions, including oil price changes; (13) actions by third parties, including government agencies; and (14) other risk factors as detailed from time to time in GE’s and Baker Hughes’ reports filed with the SEC, including GE’s and Baker Hughes’ annual report on Form 10-K, periodic quarterly reports on Form 10-Q, periodic current reports on Form 8-K and other documents filed with the SEC. The foregoing list of important factors is not exclusive.

Any forward-looking statements speak only as of the date of this communication. Neither GE nor Baker Hughes undertakes any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law.  Readers are cautioned not to place undue reliance on any of these forward-looking statements.